UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 3

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

TRANSITION REPORT PURSUANT TO SECTION 13(b) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number           1-3788

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

(Exact name of Registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY

(Translation of Registrant’s name into English)

THE NETHERLANDS

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares of the nominal (par) value of €0.56	New York Stock Exchange*

*Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest, Pacific Coast and Philadelphia

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

     The undersigned registrant hereby amends Item 15(a) of its Registration Statement on Form 20 (Registration No. 1-3788), previously amended by an amended registration statement on Form 20-F/A (Amendment No. 1) filed with the Securities and Exchange Commission (the “Commission”) on August 8, 1997 and an amended registration statement on Form 20-F/A (Amendment No. 2) filed with the Commission on April 18, 2001, as set forth below (Item 15 now corresponds to certain requirements of Item 10 (Additional Information) of Form 20-F, which is the successor form to Form 20).

     Item 15 is hereby amended to read as follows:

     10.     Additional Information.

     The following statements are brief summaries of certain provisions of the Articles of Association of the Company with respect to certain rights and preferences of the holders of Shares and Priority Shares of the Company. Such summaries do not purport to be complete statements of such provisions and are qualified in their entirety by reference to the Articles of Association. Such summaries are exclusive of the effect of the laws of the Kingdom of the Netherlands.

        Share capital

The Articles of Association fix the authorized capital of the Company at €1,792,000,000, divided into 1,500 Priority Shares with a par value of €448 each; and 3,198,800,000 Shares with a par value of €0.56 each.

        Dividend Rights

Annual accounts consisting of a balance sheet, profit and loss account and notes to these documents, prepared by the Board of Management and reflecting the reservation of such amounts as the Board of Management, with the approval of the Supervisory Board, shall determine, are to be submitted each year by the Supervisory Board to a general meeting of shareholders for approval.

Out of the profit which is available for distribution there shall first be distributed on each Priority Share an amount equal to 4 per cent of its par value. The balance of profit available for distribution then remaining is distributed to the holders of Shares, unless the general meeting of shareholders resolves that the whole or part of such profit be carried forward to the following year. Shares acquired and held by the Company in its own capital are not included in the profit distribution calculation and no distributions are made thereon.

The Board of Management, with the approval of the Supervisory Board, may pay interim dividends on the Shares and Priority Shares. On the recommendation of the Board of Management and the Supervisory Board, the general meeting of shareholders may resolve that a dividend or interim dividend on Shares shall be payable in shares of the Company.

The right to claim payment of a dividend becomes forfeited upon the expiration of six years from the date on which the dividend was first made obtainable, at which time it reverts to the Company.

        Voting Rights

Election of Managing Directors and Members of the Supervisory Board. The Managing Directors and members of the Supervisory Board are appointed and discharged by the general meeting of shareholders. Nominations for the appointment of a Managing Director or a member of the Supervisory Board shall be made by a meeting of holders of Priority Shares and may also be made by one or more holders of Shares representing in the aggregate at least 1% of the issued share capital, if approved by a meeting of holders of Priority Shares. Each such nomination shall contain the names of at least two qualified persons. Shareholders cast all of their votes on either of the two qualified persons. Votes cast at a general meeting of shareholders in favor of the election of other persons are void.

Managing Directors hold office, after appointment, until they retire, unless discharged by a general meeting of shareholders convened for that purpose.

If a vacancy occurs on the Board of Management when there are still at least two Managing Directors in office, or on the Supervisory Board when there are still at least five members in office, the Board of Management shall notify the Chairman of the meeting of holders of Priority Shares, which meeting shall decide, after consulting the Supervisory Board and the Board of Management, whether the vacancy is to be filled. If it is resolved to fill the vacancy, the appointment shall be made at the next general meeting of shareholders. If there are not at least two Managing Directors or at least five members of the Supervisory Board still in office, a general meeting of shareholders shall be held within three months after that situation has arisen in order to fill the vacancy.

One member of the Supervisory Board retires each year by rotation at the time of the annual general meeting of shareholders. A retiring member is eligible for re-election. Further, a member of the Supervisory Board retires after having served on the Supervisory Board for a period of 10 years or retires effective of the first day of July following the initial April 1 on which the member is 70 years of age.

General Meeting of Shareholders. General meetings of shareholders are to be held in Amsterdam, The Hague or Rotterdam. Notice of the meeting is to be given by advertisement at least three weeks in advance in at least one daily newspaper published in The Hague and two national daily newspapers published in The Netherlands. This period may be reduced to fifteen days in urgent cases. At least one general meeting of shareholders is to be held annually. In order to attend a general meeting of shareholders and exercise voting rights thereat in person or by proxy, shareholders must be registered as such at a time to be determined by the Board of Management on either the register of shareholders or, in the case of holders of bearer share certificates, on a register designated by the Board of Management, and, in each case, they must have notified the Company in writing of their desire to exercise these rights not later than at the time and at the place specified in the notice of convocation of the meeting. Failing the designation of a register of holders of bearer share certificates by the Board of Management, holders of bearer share certificates must deposit their certificates against receipt not later than at the time and the place specified in the notice of convocation. None of the times referred to in the previous two sentences may be set on a date earlier than the seventh day before that of the meeting. For each Share, one vote may be cast, and for each Priority Share, eight hundred votes may be cast.

General meetings of shareholders may be held as often as the Board of Management or the Supervisory Board deem advisable, and may also be held when holders of Shares representing at least one-tenth of the issued share capital address to the Board of Management and to the Supervisory Board a written request to convene a general meeting, specifying the subjects to be discussed. If such request is not acted upon so as to enable the meeting to be held within six weeks, the persons making the request may be empowered by the President of the District Court in The Hague to convene the meeting themselves.

The Agenda for a general meeting of shareholders is to be specified in the notice of convocation of the meeting. No other business may be transacted at the meeting.

An absolute majority of the votes cast is required for the adoption of resolutions, except in those cases where the law or the Articles of Association prescribe a larger majority. An absolute majority of the votes cast is required for the appointment of persons to office, provided that, if after two polls such majority has not been obtained, another poll is to be taken between the two persons obtaining the highest number of votes in the second poll, after which in the event of an equality of votes, the election is to be decided by the drawing of lots.

Amendment of Articles of Association and Dissolution. Resolutions providing for the amendment of the Articles of Association, or for the dissolution of the Company, may only be adopted with the prior consent, or, in the case of the former, subject to the subsequent approval, of a meeting of the holders of Priority Shares. A resolution providing for the dissolution of the Company may only be passed by a majority of at least two-thirds of the votes cast at a general meeting of shareholders at which at least three-fourths of the issued capital of the Company is represented. If such proportion of the issued capital is not so represented, such resolution may be adopted at a second general meeting to be held within eight weeks after the first meeting, at which meeting only an absolute majority of the votes cast, irrespective of the part of the issued capital which is represented thereat, shall be required to adopt the resolutions.

        Liquidation Rights

In the event of a dissolution and liquidation of the Company, the holders of Priority Shares are entitled to receive the nominal amount thereof, plus accrued dividends thereon. The balance of the net proceeds of liquidation is to be divided among the holders of Shares in proportion to their nominal amount.

        Pre-emptive Rights

When new Shares are issued, the existing holders of Shares shall have a pre-emptive right in proportion to their holdings, unless the payment is to be other than in cash or the shares are issued to employees of the Company or employees of a legal entity with which the Company is associated in a group. With the approval of the Supervisory Board, the Board of Management may resolve to suspend the pre-emptive right if the Board of Management has been designated by the general meeting of shareholders as competent to do so. Such designation can only take place for a period in each case of not longer than five years. The resolutions of the Board of Management and the Supervisory Board referred to above may only be passed by unanimous vote of all the Managing

Directors and of all of the members of the Supervisory Board present or represented at the meeting.

Holders of Priority Shares have no preferential right in the event of an issue of new Shares.

        Conversion Rights

None.

        Redemption Provision

Neither the Shares nor the Priority Shares are subject to any redemption provisions.

        Sinking Fund Provisions

Neither the Shares nor the Priority Shares are subject to any sinking fund provisions under the Company’s Articles of Association.

        Liability to Further Calls or to Assessment by Registrant

Since all the Company’s issued and outstanding Shares and Priority Shares have been fully paid in, the Company has no further capital calls.

Holders of the Company’s Shares and Priority Shares vote collectively on certain matters affecting the Company, including matters relating to the modification of the rights of holders of the Shares. Holders of Shares are entitled to one vote per Share, while holders of Priority Shares are entitled to 800 votes per Priority Share. Therefore, it is theoretically possible that the rights of the holders of the Shares could be modified by a vote of the ordinary and Priority shareholders in which less than a majority of the ordinary shareholders voted in favor of such modification.

There is no restriction on the repurchase or redemption of Shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 on Form 20-F on its behalf.

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ,

	by	/s/ JEROEN VAN DER VEER Name: J. van der Veer Title: President and Managing Director

Date: September 20, 2002

	by	/s/ ROBBERT VAN DER VLIST Name: R. van der Vlist Title: General Attorney